Mail Stop 3561

March 20, 2007

By Facsimile and U.S. Mail

Mr. William Dillard, II
Chairman and Chief Executive Officer
Dillard's, Inc.
1600 Cantrell Road
Little Rock, Arkansas   72201

>   **Re: Form 10-K for the Fiscal Year Ended January 28, 2006**
>   **Filed April 3, 2006**
>   **Form 10-Q for the Fiscal Quarter Ended October 28, 2006**
>   **Filed December 6, 2006**
>   **File No. 1-6140**

Dear Mr. Dillard:

    We have reviewed your response dated March 16, 2007 to our previous letter and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended January 28, 2006

General

1.   Where a comment below requests additional disclosure to be included, please show us in your supplemental response what your revised disclosures will look like. These additional disclosures should be included in your future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Result of Operations

General – Service Charges, Interest and Other Income, page 13

2.   We have read your response to comment 4 of our letter dated February 13, 2007 regarding the revised classification of equity income from joint ventures to a separate line within operating expenses in your income statement.   We continue to believe that you should present equity income from joint ventures below operating expenses, after your income tax provision and before income or loss from continuing operations to comply

with Rule 5-03.13 of Regulation S-X. Please revise your financial statements accordingly.

Consolidated Financial Statements
Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Vendor Allowances, page F-11
Advertising, page F-11

3. We have read your response to comment 7 of our letter dated February 13, 2007 regarding vendor allowances being netted against gross advertising and promotional expenses. In accordance with paragraph .49 of SOP 93-7, you are required to disclose gross advertising costs. As requested in our previous comment, please also disclose for all periods presented the amount of vendor allowances being netted against gross advertising and promotional expense you currently disclose.

Revenue Recognition, page F-11
Note 2. Disposition of Credit Card Receivables, page F-13

4. We have read your response to comment 10 of our letter dated February 13, 2007 regarding the income you receive in connection with your private label credit card agreement with GE for your proprietary credit card. According to your response, you are required under the agreement to perform several significant responsibilities not currently disclosed in order to earn the income you receive. Please revise the note disclosures under your revenue recognition accounting policy to include the amounts received each year and explain in more detail the obligations you are required to perform under the agreement to earn the income. Refer to SAB Topic 13.A.3 regarding performance obligations.

General

Please send us your response to our comments within ten business days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief